Exhibit 99.9

Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars)

(Unaudited)

2

Notice of no auditor review of condensed interim consolidated financial statements

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Santacruz Silver Mining Ltd. for the three months ended March 31, 2025, have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

August 18, 2025

3

SANTACRUZ SILVER MINING LTD.

Condensed Interim Consolidated Statements of Financial Position

As at June 30, 2025 and December 31, 2024

(Unaudited)

(Expressed in thousands of US dollars)

	Note	June 30, 2025	December 31, 2024
		$	$
ASSETS
Current
Cash and cash equivalents		39,997	35,721
Marketable securities	20	12,042	-
Trade and other receivables	6	61,825	99,854
Inventories	7	37,727	32,437
Prepaid expenses and deposits		8,352	5,656
		159,943	173,668

Marketable securities	20	5,830	-
Trade and other receivables	6	19,533	30,556
Mineral properties, plant and equipment	8	157,210	144,733
Goodwill	8	15,466	15,466
Deferred income tax asset	18	12,002	9,602
Total assets		369,984	374,025

LIABILITIES
Current
Trade payables and accrued liabilities	9	34,565	38,781
Consideration payable	10	-	10,000
Loans payable	11	22,518	16,432
Current income taxes payable	18	26,283	45,450
Other liabilities	12	15,913	16,070
Decommissioning and restoration provision	13	369	639
		99,648	127,372

Trade payables and accrued liabilities	9	4,190	8,608
Consideration payable	10	30,262	34,783
Loans payable	11	2,174	3,137
Other liabilities	12	12,968	22,508
Decommissioning and restoration provision	13	26,277	25,037
Deferred income tax liability	18	31,488	21,233
Total liabilities		207,007	242,678

SHAREHOLDERS’ EQUITY
Share capital	14	139,309	139,080
Equity reserves		9,247	8,274
Retained earnings (deficit)		14,421	(16,007)
Total shareholders’ equity		162,977	131,347
Total liabilities and shareholders’ equity		369,984	374,025

Subsequent event (note 10(a), 11(d), 14(g))

Approved and authorized for issue on behalf of the Board of Directors on August 18, 2025:

“Arturo Préstamo Elizondo”	“Larry Okada”
Director	Director

The accompanying notes are an integral part of the audited consolidated financial statements.

4

SANTACRUZ SILVER MINING LTD.

Condensed Interim Consolidated Statements of Income and Other Comprehensive Income

For the Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024 Restated (note 5)	2025	2024 Restated (note 5)
		$	$	$	$

Revenues	22	73,295	70,485	143,609	123,074
Mine operating costs
Cost of sales	15	(42,568)	(47,717)	(80,446)	(96,681)
Depreciation, depletion and amortization	8	(5,439)	(6.912)	(10,016)	(10,138)
Gross profit		25,288	15,856	53,147	16,255

General and administrative expenses	16	(3,957)	(6,798)	(8,877)	(11,733)
Share-based compensation expense	21	(1,349)	(8)	(1,508)	(19)
Operating income		19,982	9,050	42,762	4,503
Gain on adjustment to consideration payable	10	-	-	-	133,255
Finance costs	17	(1,085)	(7,095)	(942)	(7,883)
Foreign exchange gain		3,144	6,341	9,378	13,179
Income before tax		22,041	8,297	51,198	143,055

Income tax expense	18	(1,064)	(6,848)	(20,770)	(8,947)
Net income for the period		20,977	1,449	30,428	134,108

Other comprehensive income that may be reclassified subsequently to net income or loss:
Unrealized gain on marketable securities		177	-	177	-
Currency translation differences		(805)	6,695	(483)	7,199
Comprehensive income for the period		20,349	8,144	30,122	141,307

Net income per share:
Basic	23	0.06	0.00	0.09	0.38
Diluted	23	0.06	0.00	0.08	0.38

Weighted average number of common shares:
Basic		355,869,531	352,429,081	355,862,573	351,710,109
Diluted		373,806,193	353,072,115	373,799,235	352,353,143

The accompanying notes are an integral part of the audited consolidated financial statements.

5

SANTACRUZ SILVER MINING LTD.

Condensed Interim Consolidated Statements of Cash Flows

For the Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024 Restated (note 5)	2025	2024 Restated (note 5)
		$	$	$	$
Operating activities:
Net income for the period		20,977	1,449	30,428	134,108
Items not affecting cash:
Depreciation, depletion and amortization	8	5,439	6,912	10,016	10,138
Gain on adjustment to consideration payable	10	-	-	-	(133,255)
Finance costs	17	1,950	8,374	4,210	9,873
Share-based compensation expense	21	1,349	8	1,508	19
Foreign exchange (gain) loss		(9,085)	6,413	(31,330)	7,564
Income tax expense	18	1,064	6,848	20,770	8,947
Operating cash flows before non-cash working capital		21,694	30,004	35,602	37,394
Changes in non-cash working capital:
Trade and other receivables	6	(478)	(25,122)	49,492	(30,899)
Inventories	7	(1,081)	(5,137)	(5,290)	(729)
Prepaid expenses and deposits		(3,718)	(1,082)	(2,696)	44
Trade payables and accrued liabilities	9	3,443	5,820	(5,655)	3,321
Current income taxes payable	18	(264)	3,932	(32,082)	4,722
Other liabilities	12	5,735	(2,303)	(11,413)	(5,105)
Decommissioning and restoration provision	13	6,905	(56)	10,567	(64)
Net cash generated by operating activities		32,236	6,056	38,525	8,684

Investing activities:
Expenditures on mineral properties, plant and equipment	8	(4,174)	(2,798)	(11,449)	(6,688)
Proceeds on disposition of mineral properties, plant and equipment	8	(118)	(1,834)	312	184
Purchases of marketable securities		(22,621)	-	(22,621)	-
Maturities of marketable securities		4,926	-	4,926	-
Payment of consideration payable for acquisition of Sinchi Wayra	10	(7,500)	-	(17,500)	-
Net cash used in investing activities		(29,487)	(4,632)	(46,332)	(6,504)

Financing activities:
Proceeds from exercise of options		-	472	-	472
Proceeds from loans payable	11	10,502	13,603	44,057	21,767
Repayments of loans payable	11	(5,148)	(11,918)	(30,500)	(20,562)
Lease payments on plant and equipment	12	(722)	(1)	(1,559)	(627)
Net cash provided by financing activities		4,632	2,156	11,998	1,050

Effect of exchange rate on changes in cash		89	(307)	85	(869)
Net change in cash and cash equivalents		7,470	3,273	4,276	2,361
Cash and cash equivalents – beginning of period		32,527	4,035	35,721	4,947
Cash and cash equivalents – end of period		39,997	7,308	39,997	7,308
Cash paid during the period for:
Interest expense		223	312	436	731
Income taxes		3,628	4,091	22,865	7,407

Supplemental cash flow information (Note 24)

The accompanying notes are an integral part of the audited consolidated financial statements.

6

SANTACRUZ SILVER MINING LTD.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, except number of shares)

	Share Capital		Equity reserves
	Shares	Amount	Share-based compensation reserve	Contributed surplus	Accumulated other comprehensive (loss)	Total equity reserves	Deficit	Total shareholders’ equity
	#	$	$	$	$	$	$	$

Balance, December 31, 2023	350,991,138	138,014	13,410	(1,872)	(2,839)	8,699	(180,491)	(33,778)
Shares issued from exercise of options	3,574,400	784	(312)	-	-	(312)	-	472
Share-based compensation expense	-	-	19	-	-	19	-	19
Comprehensive income	-	-	-	-	7,199	7,199	134,108	141,307
Balance, June 30, 2024 (Restated)	354,565,538	138,798	13,117	(1,872)	4,360	15,605	(46,383)	108,020

Balance, December 31, 2024	355,855,538	139,080	9,269	1,949	(2,944)	8,274	(16,007)	131,347
Shares issued from vesting of RSUs	318,338	229	(229)	-	-	(229)	-	-
Share-based compensation expense	-	-	1,508	-	-	1,508	-	1,508
Comprehensive income	-	-	-	-	(306)	(306)	30,428	30,122
Balance, June 30, 2025	356,173,876	139,309	10,548	1,949	(3,250)	9,247	14,421	162,977

The accompanying notes are an integral part of the consolidated financial statements.

7

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Santacruz Silver Mining Ltd. (the “Company” or “Santacruz”) was incorporated pursuant to the Business Corporations Act of British Columbia on January 24, 2011. The Company’s registered office is located at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, Canada V6E 2J3. The Company is listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “SCZ”.

The Company is engaged in the operation, acquisition, exploration and development of mineral properties in Latin America, with a primary focus on silver and zinc, but also including lead and copper. As at March 31, 2025, the Company had interests in, including mining concession rights, to the following:

●	Sinchi Wayra S.A. (“Sinchi Wayra”), Sociedad Minero Metalurgico Reserva Ltda. and Sociedad Minera Illapa S.A. (“Illapa”) which consist of the following mineral properties and businesses located in Bolivia: the producing Tres Amigos and Colquechaquita mines, collectively the “Caballo Blanco Group”; the producing Bolivar and Porco mines held under an net operating cash flow interest agreement with Corporación Minera de Bolivia (“COMIBOL”), a Bolivian state-owned entity; the Soracaya exploration project (“Soracaya Project”); the Reserva mine and the San Lucas ore sourcing and trading business collectively (“San Lucas Group”);

●	The producing Zimapan mine located in Mexico held by Carrizal Mining S.A. de C.V. (“Carrizal Mining”); and, the La Pechuga Property and the Santa Gorgonia Prospect, which are exploration properties located in Mexico.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” which is part of IFRS Accounting Standards (“IFRS® Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”). Because these statements have been prepared in accordance with IAS 34, certain disclosures included in the annual financial statements have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2024.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on August 18, 2025.

References made throughout the consolidated financial statements to “US dollar” or “USD” are to United States dollars, “C$” or “CAD” are to Canadian dollars, “MXN” are to Mexican pesos, “BOB” are to Bolivian bolivianos. All references are in thousands, unless otherwise noted.

3.	MATERIAL ACCOUNTING POLICIES

The company acquired Treasury Bills and Treasury notes during the 3 months ended June 30, 2025, these instruments are financial assets and will be carried at fair value through other comprehensive income (FVTOCI). The instruments are classified as Marketable Securities and Long-term investments in the statement of financial position. The instruments at FVTOCI are initially recognized at fair value plus transaction costs. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTOCI are recognized in other comprehensive income (loss). When the securities mature or are sold the cumulative realized gains and losses are recognized through profit and loss as Finance Costs.

The remainder of the accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024 and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

8

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

3.	MATERIAL ACCOUNTING POLICIES (continued)

New IFRS accounting standards and pronouncements - adopted

The following amendments to standards were effective for annual periods beginning on or after January 1, 2025:

Lack of exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates

The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. There was no material impact on the Company’s consolidated financial statements from the adoption of these amendments however the guidance contained was considered when determining the appropriate exchange rate to record transactions denominated in Bolivian Bolivianos, see section below for further information.

New IFRS accounting standards and pronouncements – not yet adopted

Below are the amendments to standards applicable for future periods that the Company has not yet adopted:

Amendments to IFRS 9: Financial Instruments and IFRS 7: Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to update classification and measurement requirements in IFRS 9: Financial Instruments, and related disclosure requirements in IFRS 7: Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company is currently assessing the effect of these amendments on our financial statements.

IFRS 18: Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18: Presentation and Disclosure of Financial Statements (“IFRS 18”), which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified.

Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard.

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements.

9

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

4.	MATERIAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a material impact on the financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. The Company’s critical accounting judgements and estimates have been consistently applied with those presented in Note 5 of the audited annual consolidated financial statements for the years ended December 31, 2024, and 2023 and are supplemented by the changes described below:

Determination of Exchange rate for Bolivian operations

The Sinchi Wayra and Illapa operations are located in Bolivia and sales revenue from the Bolivian operations is denominated and settled in US Dollars but most operating expenses are denominated in Bolivian Bolivianos (BOB). The functional currency of the Bolivian subsidiaries is United States dollars and has not changed since acquisition. Since the operations were acquired in 2022 the Company has used the official exchange rate published by the Central Bank of Bolivia to record all transactions denominated in BOB, this exchange rate has been fixed at 6.96 BOL/USD since 2009.

Until late 2023 and throughout 2024 the exchange rates quoted by banks to buy BOB with US Dollars was generally in line with the official exchange rate and varied only by several basis points. The spread between the official exchange rate (the “Official rate”) and the Bank rate used to acquire BOB has widened progressively and is no longer a temporary situation. Management expects that the spread will continue due to macroeconomic fundamentals. Recording BOB denominated expenses at the Official rate is no longer appropriate and to better present the economic substance of BOB denominated transactions, management will change its approach by using a spot rate that is in line with the Bank rate.

As defined in IAS 21 – The effects of changes in foreign exchange rates, the BOB is exchangeable, however because there is no availability of the currency at the official exchange rate it is more appropriate to determine the spot rate that is the actual exchange rate that is being used to purchase BOB. Management has applied an estimation technique to determine the spot exchange rate used for translating transactions denominated in BOB. This estimated rate (the “Bank rate”) is based on the average of weekly quotations obtained from commercial banks which reflects the rate at which an orderly exchange transaction takes place at the measurement date between market participants under the prevailing economic conditions.

The official rate of 6.96 BOB/USD has been used to record transactions denominated in BOB since the acquisition of the Bolivian operations until December 31, 2024. Starting January 1, 2025 the Bank rate has been used to record transactions denominated in BOB. The average Bank rate for the six months ended June 30, 2025 was 13.44 BOB/USD. All monetary assets and liabilities outstanding as at June 30, 2025 have been revalued using the Bank spot rate of 14.30 BOB/USD. The exchange rate is management’s estimate of the $USD value of transactions denominated in BOB, accordingly comparative figures which were translated using the official rate have not been restated as the change in estimate is applied prospectively.

5.	RESTATEMENT OF PRIOR PERIOD COMPARATIVES

During the preparation of the of the audited annual financial statements for the year ended December 31, 2024, the Company identified several errors in the previously filed 2024 interim consolidated financial statements and the 2023 audited annual consolidated financial statements. The Company has determined that a correction was required and as such, has restated its previously reported consolidated financial statements as at December 31, 2023 and the consolidated statement of financial position as at January 1, 2023. Refer to note 3 of the audited annual consolidated financial statements for the year ended December 31, 2024. The interim consolidated statement of income and statement of cash flows for the three months and six months ended June 30, 2024 have also been restated; refer to note 5 for details of the adjustments. The nature and impact of the corrections made to the interim consolidated statement of income are described below:

10

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

5.	RESTATEMENT OF PRIOR PERIOD COMPARATIVES (continued)

(i)	Joint Operation Adjustments:

The Illapa entity is 100% owned by the Company however its operations are part of a net operating cash flow interest agreement in which the Company has a 45% interest and the remaining 55% interest is held by Corporación Minera de Bolivia (“COMIBOL”). The net operating cash flow interest agreement meets the definition of a Joint Operation in accordance with IFRS 11 – Joint Arrangements, and the Company recognizes its 45% share of the operation’s assets, liabilities, revenues and expenses arising from the Joint Operation. The Company is solely responsible for certain transactions made by the Illapa entity, and for these transactions, the assets, liabilities, revenues and expenses are recognized at 100% in the Company’s Financial Statements and result in balances payable to or owed from COMIBOL. The net amount due to/from COMIBOL from differences in the participation share of certain transactions has been recognized as a non-current other asset or liability.

The errors identified affect multiple lines in the consolidated financial statements due to incorrectly accounting for the proportion of the Company’s interest in certain assets, liabilities, income and expenses of the Joint Operation. The Company previously recorded 100% of the Illapa entity’s foreign exchange gain/loss, additions to mineral properties, plant and equipment and certain intercompany expenses which form part of the Joint Operation and should have been recognized at 45%, the Company’s proportional interest.

The adjustments have resulted in an increase to comprehensive income of $1,405 for the three months ended June 30, 2024, and increase to comprehensive income of $4,215 for the six months ended June 30, 2024. See column (i) in the table below for details of the lines affected.

(ii)	CAPEX Receivable & PPA Adjustment:

The Illapa Joint Operation’s net operating cash flow interest agreement establishes that the Company will transfer its 45% ownership of all the fixed assets of the joint operation to COMIBOL at the end of the agreement. COMIBOL will compensate the Company for the asset transfer at different points in time throughout the agreement by either making payments to the Company or reducing the amount payable to COMIBOL for its 55% interest in the joint operation.

The amounts receivable from COMIBOL have been separated into two different categories, the initial investment period and the continuing investment period, as classified in the net operating cash flow interest agreement. There was no adjustment to the initial investment period receivable.

The continuing investment period’s CAPEX receivable is a payment of 45% of the capital expenditures incurred between 2020 to 2027. The receivable amount of this period’s expenditures becomes available to the Company to offset against amounts due to COMIBOL for its 55% interest at different points in time from 2024 to 2028 if the operation generates positive cash flows. If the joint operation does not generate enough positive cash flows to offset the amount receivable from the continuing investment period, the remaining amounts will be paid at the end of the agreement.

Since the continuing investment period receivable is compensation for the transfer of the Company’s 45% interest in mineral properties, plant & equipment to COMIBOL at the end of the contract, this amount should not have been recognized as a receivable but rather as part of the residual value of the assets. The residual value has been recognized as a non-depletable mineral properties, plant and equipment balance. Since the amount that will ultimately be received at the end of the agreement will vary depending on the actual CAPEX investment made and the actual payable amount according to an appraisal process, each period the difference between the initial carrying value and the revised carrying value will be recorded as a prospective adjustment to depreciation expense of MPPE so that at the end of the agreement, the ending value of mineral properties, plant and equipment (“MPPE”) will be equal to the amount receivable from COMIBOL.

As a result of the restated CAPEX receivable balances, comprehensive income increased by $944 for the three months ended June 30, 2024, and by $1,888 for the six months ended June 30, 2024. See column (ii) in the table below for details.

11

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

5.	RESTATEMENT OF PRIOR PERIOD COMPARATIVES (continued)

(iii)	Amortization of Purchase Price Allocation (PPA) & Impairment:

In the fourth quarter of 2024, the Company identified errors in the depreciation, depletion and amortization expense that were generated from the Sinchi Wayra and Illapa acquisition. The amortization expense was recorded incorrectly due to differences between the local accounting records and the consolidated accounting records. After synchronizing and reconciling the PPA amounts, a reduction to depletion, depreciation and amortization expense of $504 was recognized for the three months ended June 30, 2024, and a reduction of $603 was recognized for the six months ended June 30, 2024. See column (iii) in the table below for details.

(iv)	Other Adjustments:

The Company identified various errors relating to prior periods caused by differences in the accounting records between the Corporate consolidation records and the local accounting records. For the three months ended June 30, 2024, these adjustments resulted in a decrease of $2,942 to foreign exchange gain, and a corresponding $2,942 increase to other comprehensive income. For the six months ended June 30, 2024, these adjustments resulted in a decrease of $3,161 to foreign exchange gain, and a corresponding $3,161 increase to other comprehensive income The net impact to comprehensive income for the period was -nil. See column (iv) in the table below for details.

The consolidated statement of cash flows for the three and six months ended June 30, 2024 has been restated to reflect the corrections described above. For the three months ended June 30, 2024, operating cash flows before non-cash working capital increased by $1,402. For the six months ended June 30, 2024, operating cash flows before non-cash working capital increased by $4,213. Net cash generated or used by operating, investing, and financing activities were not impacted for both comparative periods.

The consolidated statement of changes in shareholders’ equity for the six months ended June 30, 2024 has been restated for the balances as at December 31, 2023 and June 30, 2024 for corrections to accumulated other comprehensive loss and retained deficit. The cumulative impact of the corrections resulted in a decrease of $998 to the opening accumulated other comprehensive loss as at December 31, 2023. Other comprehensive income for the comparative period increased by $3,161, resulting in an increase of $4,159 to the ending accumulated other comprehensive income as at June 30, 2024. The cumulative impact to the opening retained deficit as at December 31, 2023 increased the balance by $40,191. Net income for the comparative period increased by $3,544, resulting in an increase of $36,647 to the ending deficit as at June 30, 2024.

12

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

5.	RESTATEMENT OF PRIOR PERIOD COMPARATIVES (continued)

The following adjustments were made to the Consolidated Statement of Comprehensive (Loss) for the six months ended June 30, 2024:

	For the three months ended June 30, 2024
	As previously reported	(i) Joint Operation	(ii) Capex Receivable & PPA Adj.	(iii) PPA Amort. & Impairment	(iv) Other Adj.	As restated
	$	$	$	$	$	$

Cost of sales	(46,794)	(923)	-	-	-	(47,717)
Depreciation, depletion and amortization	(8,001)	-	585	504	-	(6,912)
Gross profit	15,690	(923)	585	504	-	15,856

Finance costs	(7,749)	295	359	-	-	(7,095)
Foreign exchange gain	7,251	2,033	-	-	(2,942)	6,342
Income before tax	8,386	1,405	944	504	(2,942)	8,297

Other comprehensive income that may be reclassified subsequently to net income or loss:	3,752	-	-	-	2,943	6,695
Comprehensive income for the period	5,290	1,405	944	504	1	8,144

Net income per share, basic and diluted	0.00					0.00

	For the six months ended June 30, 2024
	As previously reported	(i) Joint Operation	(ii) Capex Receivable & PPA Adj.	(iii) PPA Amort. & Impairment	(iv) Other Adj.	As restated
	$	$	$	$	$	$

Cost of sales	(95,010)	(1,671)	-	-	-	(96,681)
Depreciation, depletion and amortization	(11,911)	-	1,170	603	-	(10,138)
Gross profit	16,153	(1,671)	1,170	603	-	16,255

Finance costs	(10,867)	2,266	718	-	-	(7,883)
Foreign exchange gain	12,721	3,620	-	-	(3,161)	13,180
Income before tax	139,510	4,215	1,888	603	(3,161)	143,055

Other comprehensive income that may be reclassified subsequently to net income or loss:	4,037	-	-	-	3,162	7,199
Comprehensive income for the period	134,600	4,215	1,888	603	1	141,307

Net income per share, basic and diluted	0.37					0.38

13

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

6.	TRADE AND OTHER RECEIVABLES

A summary of the Company’s trade and other receivables is as follows:

	June 30, 2025	December 31, 2024
	$	$
Trade receivables	17,164	17,402
COMIBOL contract prepayment	1,166	2,395
COMIBOL initial investment period CAPEX receivable (note 6(a))	10,738	21,158
Uncertain income tax position receivable (note 18(c))	8,981	15,226
VAT receivable	42,394	73,320
Other receivables	915	909
Balance, end of period	81,358	130,410
Less: current portion	61,825	99,854
Non-current portion	19,533	30,556

a)	COMIBOL initial investment period CAPEX receivable

The COMIBOL initial investment period CAPEX receivable is a reimbursement of 22.5% of a pre-defined amount of capital investments made by the Company from 2012 to 2019 in the Illapa Joint Operation. The refundable amount becomes available for the Company to offset against amounts due to COMIBOL for its 55% interest in the operation over seven years from 2020 to 2026. If the joint operation does not produce sufficient positive cash flows, COMIBOL can defer payment until cash flows are positive at which point the amounts receivable can be used to reduce the amount due to COMBIOL for its 55% share of the interest in the operation. If the operation does not generate enough positive cash flows to offset amounts due, the outstanding amount receivable will be paid by COMIBOL at the end of the agreement. The classification between current and non-current has been made based upon management’s best estimate of when the receivable will be used to offset future payments to COMIBOL for its 55% interest.

The timing of the cash flows will vary depending on the operational results from the joint operation and how much is payable to COMIBOL for their 55% interest in the operation. Depending on estimates and actual results each period the asset will be revalued to reflect the timing of the expected cash flows and will be discounted using the same effective rate at acquisition resulting in recognizing a gain or loss on the re-estimation of cash flows related the CAPEX receivable.

7.	INVENTORIES

A summary of the Company’s inventories is as follows:

	June 30, 2025	December 31, 2024
	$	$
Mineralized material stockpiles	5,319	7,062
Concentrate inventory	17,820	11,256
Supplies inventory	14,588	14,119
Total	37,727	32,437

During the three and six months ended June 30, 2025, the inventory recognized as cost of sales was $42,568 and $80,446, respectively (2024 – $47,717 and $96,681 respectively), which includes production costs directly attributable to the inventory production process.

During the three and six months ended June 30, 2025, the Company recognized through cost of sales a net realizable value write-off of inventory for $646 (2024 – $nil and $nil, respectively).

14

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

A summary of the Company’s Mineral Properties, Plant and Equipment is as follows:

	Depletable mineral properties	Exploration and evaluation	Plant and equipment	Total
	$	$	$	$
Cost
Balance, December 31, 2023	69,555	12,189	111,103	192,847
Additions	15,194	-	7,425	22,619
Change in decommissioning and restoration costs (note 13)	1,752	-	-	1,752
Disposals	-	-	(2,721)	(2,721)
Adjustments	29,220	-	-	29,220
Balance, December 31, 2024	115,721	12,189	115,807	243,717
Additions	1,852	-	10,232	12,084
Change in decommissioning and restoration costs (note 13)	10,721	-	-	10,721
Disposals	-	-	(3,231)	(3,231)
Balance, June 30, 2025	128,294	12,189	122,808	263,291

Accumulated depreciation and impairment
Balance, December 31, 2023	16,860	-	34,222	51,082
Depletion, depreciation and amortization	3,933	-	15,773	19,706
Disposals	-	-	(1,024)	(1,024)
Adjustments	29,220	-	-	29,220
Balance, December 31, 2024	50,013	-	48,971	98,984
Depletion, depreciation and amortization	2,300	-	7,716	10,016
Disposals	-	-	(2,919)	(2,919)
Adjustments	(601)	-	601	-
Balance, June 30, 2025	51,712	-	54,369	106,081

Cost as at December 31, 2024	115,721	12,189	115,807	243,717
Accumulated depreciation and impairment	50,013	-	48,971	98,984
Carrying value - December 31, 2024	65,708	12,189	66,836	144,733

Cost as at June 30, 2025	128,294	12,189	122,808	263,291
Accumulated depreciation and impairment	51,712	-	54,369	106,081
Carrying value – June 30, 2025	76,582	12,189	68,439	157,210

As at June 30, 2025, the Company’s plant and equipment included right-of-use assets with a carrying amount of $4,369 for leased mining equipment (December 31, 2024 - $2,395). Depreciation on the right of use assets for the three and six months ended June 30, 2025 was $145 and $265, respectively (2024 - $165 and $323, respectively).

A summary of the Company’s Goodwill and allocation to each CGU is as follows:

	June 30, 2025	December 31, 2024
	$	$
Caballo Blanco Group (Tres Amigos mine)	2,963	2,963
San Lucas Group	12,503	12,503
Goodwill	15,466	15,466

15

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

9.	TRADE PAYABLES AND ACCRUED LIABILITIES

A summary of the Company’s trade payables and accrued liabilities is as follows:

	June 30, 2025	December 31, 2024
	$	$
Trade payables	21,014	29,784
COMIBOL contract obligations (note 9 (a))	4,190	8,608
Accrued liabilities	13,551	8,997
Balance, end of period	38,755	47,389
Less: current portion	34,565	38,781
Non-current portion	4,190	8,608

a)	COMIBOL contract obligations

COMIBOL contract obligations represent the Company’s obligation to pay its portion of committed funding related to the investment of inventories and fixed assets made prior to 2013 under the previous contract of $2,741, and COMIBOL’s share of the VAT receivable of $1,448 (all of which are classified as non-current)

10.	CONSIDERATION PAYABLE

On March 18, 2022, the Company acquired 100% ownership of Sinchi Wayra and Illapa (the “Acquisition”) from Glencore plc (“Glencore”) under the terms and conditions outlined in the Share Purchase Agreement (“SPA”).

On May 10, 2023, the Company signed amendments to the SPA (“Amended SPA”) that impacted the timing of the repayments of the deferred cash consideration and timing of payment of certain VAT amounts collected by the Company which generated a gain on adjustment to consideration payable of $933 in the year-ended December 31, 2023.

On March 28, 2024, the Company entered into a binding term sheet (the “Term Sheet”) with Glencore to amend the SPA, Amended SPA and certain transaction documents in connection with the Acquisition. On October 3, 2024, the Company entered into a definitive omnibus agreement under the terms established in the Term Sheet.

The following table summarizes the consideration payable to Glencore.

	June 30, 2025	December 31, 2024
	$	$
Base purchase price (note 10(a))	21,186	34,625
Contingent value rights (note 10(b))	9,076	10,158
Balance, end of period	30,262	44,783
Less: current portion	-	10,000
Non-current portion	30,262	34,783

a)	Base purchase price

Subject to the Acceleration Option (as defined below), the Company will pay up to $80,000 in cash to Glencore in eight equal annual instalments of $10,000 each (the “Base Purchase Price” or “BPP”) with the first payment being made on or before November 1, 2025. The Company can exercise an option to accelerate the payment of the outstanding balance of the Base Purchase Price in full at any time, such prepayment amount will be $40,000 if exercised prior to November 1, 2025 and shall decrease by $2,000 for each annual instalment of $10,000 that has been paid by the Company (the “Acceleration Option”).

As at the date of the Term Sheet the fair value of the BPP was estimated using a discounted cash flow method to calculate the net present value of the expected cash flows. The initial recognition of the liability used a discount rate of 20% based on various qualitative and quantitative considerations.

16

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

10.	CONSIDERATION PAYABLE (continued)

The Company performed a valuation exercise as at June 30, 2025, and determined a fair value of the BPP of $28,241, net of a fair value of approximately $7,055 related to the fair value of the Acceleration Option.

As at June 30, 2025, the Company has paid Glencore $17,500 as part of a series of payments to repay $40,000 prior to November 1, 2025, in order to exercise the accelerated payment option in full. On July 7, 2025 an additional payment of $7,500 was made.

b)	Contingent value rights & additional payments

The Company granted to Glencore a contingent value right (the “CVR”) whereby the Company will pay Glencore a monthly payment of $1,333 (the “CVR Payment”), subject to a total cap of $77,700 (the “Valuation Cap”), in the event that in any calendar month after the date the parties enter into the Term Sheet, the average London Metal Exchange (“LME”) spot price of zinc (or the highest open hedge price if the Hedging Option (as defined below) has been exercised) in the calendar month is at least $3,850 per tonne (the “Base Price”). The CVR Payment will increase by $83 for each increase of $100 per tonne above the Base Price and up to a price of $5,049.99 per tonne.

In addition to the CVR Payment, in the event the average LME spot price of zinc (or the highest open hedge price if the Hedging Option has been exercised) in a calendar month is at least $5,050 per tonne (the “Additional Payment Price”), the CVR Payment will increase by $83 for each increase of $100 per tonne above the Additional Payment Price and the Company will pay Glencore a monthly payment of $83 as a Bonus Payment that will increase by $83 for each increase of $100 per tonne above the Additional Payments Price. The Bonus Payment is not considered as part of the CVR Payment.

Upon the occurrence of the monthly average zinc LME spot price exceeding the Base Price, Glencore can require the Company to hedge a limited amount of zinc production from its Bolivian mining operations (so long as the hedging price would exceed the Base Price) subject to certain conditions (the “Hedging Option”).

The CVR and Additional Payments will be effective from the date of the Term Sheet until the earlier of December 31, 2032 and the date the Valuation Cap is reached. The Additional Payments and the Hedging Option will terminate once the Company is no longer obligated to make CVR Payments.

The fair value at the initial recognition of the CVR was calculated using a Monte Carlo Simulation with key inputs and assumptions including the zinc spot price ($2,974 per tonne), the expected price of zinc in each year until December 31, 2032, the market risk-free rate and credit spread and the volatility and variability of historical zinc prices.

The Company performed a valuation exercise as at June 30, 2025, and determined a fair value of the CVR of $9,076. The gain on change in fair value was $1,082 for the six months ended June 30, 2025, which is recorded as a Finance Cost (Note 17).

c)	Deferred cash consideration, royalties payable and other payables

Prior to the Term Sheet, the Company had $164,566 in consideration payable accounted for as deferred cash consideration, royalties payable and other payables from the profits on sale of inventory and payment of certain VAT amounts. As a result of entering into the term sheet as described above, the Company determined that the contractual change was an extinguishment of the previous liabilities and recognized the base purchase price, CVR and additional payment obligations at their fair value which resulted in a gain of $133,255 in the three months ended March 31, 2024.

17

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

10.	CONSIDERATION PAYABLE (continued)

The following table summarizes the details of the consideration payable to Glencore and when the previous consideration payable liabilities were considered extinguished and the new consideration was recognized at fair value at inception resulting in a gain on modification:

	BPP (a)	CVRs (b)	Deferred cash consideration (c)	Royalties payable (c)	Other payables (c)	Total
	$	$	$	$	$	$
Balance, December 31, 2023	-	-	91,619	15,102	56,267	162,988
Accretion (Note 17)	-	-	976	18	584	1,578
Gain on adjustment to consideration payable	29,925	1,386	(92,595)	(15,120)	(56,851)	(133,255)
Loss on change in fair value of consideration payable	4,700	8,772	-	-	-	13,472
Balance, December 31, 2024	34,625	10,158	-	-	-	44,783
Less: current portion	10,000	-	-	-	-	10,000
Non-current portion	24,625	10,158	-	-	-	34,783

Balance, December 31, 2024	34,625	10,158	-	-	-	44,783
Loss on change in fair value of consideration payable	4,061	(1,082)	-	-	-	2,979
Payment of base purchase price obligation	(17,500)	-	-	-	-	(17,500)
Balance, June 30, 2025	21,186	9,076	-	-	-	30,262
Less: current portion	-	-	-	-	-	-
Non-current portion	21,186	9,076	-	-	-	30,262

18

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

11.	LOANS PAYABLE

A summary of the Company’s loans payable is as follows:

	Bank facilities (a)	Trafigura loan facility (b)	Other loans payable (c)	Promissory loan payable (d)	Total
	$	$	$	$	$
Balance, December 31, 2023	11,327	5,498	950	-	17,775
Proceeds advanced	58,192	-	1,026	-	59,218
Accretion	-	547	-	-	547
Interest expense	830	658	-	-	1,488
Repayment with cash	(55,558)	(2,669)	(1,232)	-	(59,459)
Balance, December 31, 2024	14,791	4,034	744	-	19,569
Less: Current portion	14,791	1,423	218	-	16,432
Non-current portion	-	2,611	526	-	3,137

Balance, December 31, 2024	14,791	4,034	744	-	19,569
Proceeds advanced	21,575	-	16,763	5,719	44,057
Interest expense	326	164	-	110	600
Foreign exchange gain	(7,837)	-	(373)	(824)	(9,034)
Repayment with cash	(12,788)	(895)	(16,817)	-	(30,500)
Balance, June 30, 2025	16,067	3,303	317	5,005	24,692
Less: Current portion	16,067	1,385	61	5,005	22,518
Non-current portion	-	1,918	256	-	2,174

a)	Bank facilities

The Company has a secured credit facility denominated in Bolivian Bolivianos with Banco BISA S.A. of BOL 55,000 ($3,846), which is comprised of 1) a revolving credit facility of BOL 48,800 ($3,413) for the financing of mining operations and working capital with a fixed interest rate of 6.0% per annum; and 2) a “loan guarantee” credit facility of BOL 6,200 ($4,434) for the purpose of providing collateral to the Bolivian government for VAT refunds collected prior to the completion of the audit process by the Bolivian tax authority. In Bolivia, companies have the option to receive VAT refunds in advance of the audit process being completed if a loan guarantee for the refund amount is provided. The BOL 55,000 ($3,846) total credit facility is secured by certain real estate assets in Bolivia.

The BOL 48,800 ($3,413) revolving credit facility for working capital purposes can be drawn down at BOL 3,480 ($243) increments and automatically rolls over at maturity once fully repaid. As at June 30, 2025, BOL 41,760 ($2,920) (December 31, 2024 – BOL 48,720 ($7,000), was drawn down from this credit facility.

As at June 30, 2025, 2,374 BOL ($166) of the BOL 6,200 ($434) loan guarantee credit facility was used to provide collateral to the Bolivian government on VAT refunds received (December 31, 2024 – BOL $2,416 ($347)).

On April 24, 2025, Sociedad Minera Illapa S.A. obtained a 360-day bank loan from Banco BISA S.A. with a fixed interest rate of 6.0% per annum. The facility is secured by a standby letter of credit guarantee issued by Stifel Bank where the marketable securities are held as collateral (refer to note 20). As at June 30, 2025, the loan amount outstanding was BOL 90,500 ($6,329).

The Company also has an unsecured revolving credit facility for working capital requirements and a loan guarantee with Banco de Crédito de Bolivia S.A. for a total of BOL 48,020 ($3,358). The credit facility has a weighted average fixed interest rate of 6.0% per annum and the weighted average interest rate on the loan guarantee facility is 2.0%.

19

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

11.	LOANS PAYABLE (continued)

As at June 30, 2025, BOL 48,020 ($3,358) (December 31, 2024 - BOL 52,334 ($7,519)) was drawn down on the credit facility and $nil (December 31, 2024 - $nil) was used on the loan guarantee. The credit facility has varying maturity dates between July 2025 and December 2025. The loan guarantee is used for the purpose of providing collateral to the Bolivian government for VAT refunds collected prior to the completion of the audit process by the Bolivian tax authority. All credit facilities are denominated in Bolivian Bolivianos.

On March 31, 2025 Sociedad Minera Illapa S.A. obtained 180-day bank loan outstanding for BOL 45,962 ($3,214) from Banco de Crédito de Bolivia S.A. with a fixed interest rate of 6.0% per annum. The facility is secured by a standby letter of credit guarantee issued by Stifel Bank where the company holds some of its USD cash balances from sales revenues (refer to note 20).

b)	Trafigura loan facility

On April 23, 2021, in connection with the acquisition of Zimapan, Trafigura Mexico, S.A. de C.V. (“Trafigura”) loaned the Company $17,616 under a new loan facility (“Trafigura Loan Facility”).

The Trafigura Loan Facility is secured by a first charge over all Zimapan Mine assets and all other material rights and properties owned by Carrizal Mining. In addition, the Company issued to Trafigura 28,000,000 warrants (“Trafigura Warrants”), each Trafigura Warrant exercisable into a Santacruz common share at C$0.395 per share, for a period of 12 months with respect to 7,280,000 of the Trafigura Warrants and 42 months with respect to the remaining 20,720,000 Trafigura Warrants. As at December 31, 2024, a total of 13,280,000 Trafigura Warrants were exercised for gross proceeds to the Company of $4,049 (C$5,246) (December 31, 2023 - 13,280,000 warrants for proceeds of $4,049 (C$5,246)). On October 24, 2024 the remaining 14,720,000 Trafigura Warrants expired unexercised.

Pursuant to the Trafigura Loan Facility, Trafigura will have the right to offset payments owing by Trafigura to Carrizal Mining and/or its affiliates under existing commodity purchase and sale agreements against payments owing by Carrizal Mining to Trafigura under the Trafigura Loan. No offsets were made as of June 30, 2025.

In the third quarter of 2024, the Company entered into a new amended and restated agreement to settle the outstanding principal amount of $4,156. The amended agreement is the same annual interest rate as the original agreement (1-month SOFR + 6.5%) and is for a period of 36 months, ending on October 31, 2027 repayable in monthly installments of principal plus accrued interest for the respective period. The Company is fully compliant with all financial covenants stipulated in the agreement.

c)	Other loans payable

In the fourth quarter of 2022, the Company entered into contracts to sell trucks and machinery for net proceeds of $1,310. The Company subsequently leased the trucks and machinery back from the counterparty for a period of five years at a financing charge of 10.0% per annum and is required to make quarterly lease payments plus accrued interest.

As the contracts provide the Company the right to repurchase the trucks and machinery at the end of the term for their residual value of 1%, the Company has an irrevocable right to repurchase the assets, and control of the assets did not transfer to the counterparty. Hence, these contracts are accounted for as financing transactions in accordance with IFRS 9 - Financial Instruments, rather than as sale and leaseback transactions under IFRS 16 - Leases.

In accordance with IFRS 9, these contracts were recorded as a financial liability at amortized cost using the effective interest rate method. As at June 30, 2025, the financial liability was $317 (December 31, 2024 - $744). No interest expense was accrued as it was immaterial.

20

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

11.	LOANS PAYABLE (continued)

d)	Promissory notes

On February 20, 2025 the Company completed an offering of $70,000 BOB ($4,895) in promissory notes under its San Lucas Promissory Notes Issuance program. The San Lucas Promissory Notes Issuance program allows the Company to issue up to $140,000 BOB ($9,790) in the Bolivian Stock market (Bolsa Boliviana de Valores). The notes are denominated in Bolivian Bolivianos and have a 6.25% interest rate and a maturity date of February 15th, 2026 and are unsecured. In accordance with IFRS 9, these contracts were recorded as a financial liability at amortized cost using the effective interest rate method.

On August 8, 2025, the Company completed a second offering of $70,000 BOB ($4,895) in promissory notes under its San Lucas Promissory Notes Issuance program.

e)	Bonds

On December 30, 2024, the Financial System Supervisory Authority (ASFI) authorized the San Lucas Bonds Program. The San Lucas Bonds program allows the Company to issue up to $40,000 of unsecured bonds in the Bolivian Stock market (Bolsa Boliviana de Valores), the bonds can be denominated in USD or Bolivian Bolivianos. As at June 30, 2025, no bonds have been issued under the program.

12.	OTHER LIABILITIES

A summary of the Company’s other liabilities is as follows:

	June 30, 2025	December 31, 2024
	$	$
Post Employment Benefits (note 12(a))	7,673	12,784
Lease liability	2,367	650
Bolivia uncertain tax position financing arrangement (note 18(c))	3,958	5,974
Other taxes payable (note 12(b))	8,213	6,976
Long-term portion of current income taxes payable	582	1,503
Participation payable to COMIBOL for interest in joint operation (note 12(c))	5,726	8,977
Other liabilities	362	1,714
Balance, end of the period	28,881	38,578
Less: current portion	15,913	16,070
Non-current portion	12,968	22,508

a)	Post-employment benefits

As at June 30, 2025, the Company recognized a provision of $1,708 ($1,473 as at December 31, 2024) for payments that must be made to employees upon termination of employment which is required by Mexican labour legislation. A provision of $5,964 ($11,311 as at December 31, 2024) has been recognized in Bolivia which entitles employees to receive a payment after five years of employment, if the employee resigns or is terminated before the 5-year period they are entitled to receive the amount accrued at the time of separation. Based on expected employee turnover, these provisions are considered non-current.

b)	Other taxes payable

Other taxes payable includes amounts payable to the Mexican and Bolivian tax authorities for miscellaneous taxes such as payroll taxes, withholding taxes, VAT payables and income taxes from prior periods which are being paid under an installment plan.

c)	Participation payable to COMIBOL for interest in joint operation

The net participation payable from COMIBOL is derived from the Illapa Joint Operation. The Company is solely responsible for 100% of certain transactions specified in the agreement and such transactions are recorded as liabilities where there is a net amount payable to COMIBOL.

21

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

13.	DECOMMISSIONING AND RESTORATION PROVISION

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the six months ended June 30, 2025 and 2024 are allocated as follows:

	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Total
	$	$	$	$	$	$
Balance, December 31, 2023	3,105	5,296	6,092	2,773	6,241	23,507
Change in estimate	479	522	1,105	92	(446)	1,752
Reclamation work performed	(192)	(8)	(83)	(81)	(74)	(438)
Accretion	274	446	429	222	524	1,895
Foreign exchange gain	-	-	-	-	(1,040)	(1,040)
Balance, December 31, 2024	3,666	6,256	7,543	3,006	5,205	25,676
Less: current portion	73	20	476	70	-	639
Non-current portion	3,593	6,236	7,067	2,936	5,205	25,037

Balance, December 31, 2024	3,666	6,256	7,543	3,006	5,205	25,676
Change in estimate	1,121	1,910	5,804	2,205	(333)	10,707
Reclamation work performed	(32)	(3)	(31)	(10)	-	(76)
Accretion	92	157	191	91	244	775
Foreign exchange gain	(1.909)	(3,280)	(4,030)	(1,588)	371	(10,436)
Balance, June 30, 2025	2,938	5,040	9,477	3,704	5,487	26,646
Less: current portion	36	18	282	33	-	369
Non-current portion	2,902	5,022	9,195	3,671	5,487	26,277

A provision for decommissioning liabilities is estimated based on current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the Company’s mining operations.

	Decommissioning and restoration provisions – June 30, 2025
	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan
Undiscounted uninflated estimated cash flow	3,562	6,115	7,277	2,901	8,617
Discount rate	7.9%	7.9%	8.4%	8.3%	9.1%
Inflation rate	24.0%	24.0%	24.0%	24.0%	3.6%

	Decommissioning and restoration provisions - December 31, 2024
	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan
Undiscounted uninflated estimated cash flow	3,587	6,119	7,333	2,917	8,032
Discount rate	9.3%	9.3%	9.6%	9.6%	10.1%
Inflation rate	10.0%	10.0%	10.0%	10.0%	3.7%

22

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

14.	SHARE CAPITAL

a) Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

b) Issued – share capital

During the six months ended June 30, 2025, the Company issued 318,338 common shares from the vesting of RSUs.

During the year ended December 31, 2024, the Company issued 4,864,400 shares from the exercise of options for proceeds of $642.

c) Stock options

On November 17, 2023, the Company’s shareholders approved the omnibus equity incentive plan (the “Omnibus Incentive Plan”).

Pursuant to the Omnibus Incentive Plan, the Company may grant Options, RSUs, PSUs, and DSUs to directors, officers, employees, management company employees, and consultants of the Company and its subsidiaries. The maximum number of shares available for issuance under the Omnibus Incentive Plan is limited to 10% of the issued and outstanding common shares.

Pursuant to the Omnibus Incentive Plan, Options granted have a maximum term of ten years and the vesting provisions of options granted are at the discretion of the Board of Directors. Options are non-transferrable and the exercise price of the options shall be determined by the Board of Directors at the time the Options are granted but in no event shall be lower than the discounted market price permitted by the TSX-V.

The following is a summary of the Company’s stock options for the six months ended June 30, 2025 and year ended December 31, 2024:

	Number of stock options	Weighted average exercise price
	#	C$
Balance, December 31, 2023	23,714,400	0.40
Granted	2,350,000	0.40
Exercised	(4,864,400)	0.42
Cancelled	(6,900,000)	0.43
Balance, December 31, 2024	14,300,000	0.41
Granted	3,450,000	1.10
Balance, June 30, 2025	17,750,000	0.54

As at June 30, 2025, the Company had the following stock options outstanding:

		Options outstanding			Options exercisable
Grant Date	Date of expiry	Number of options	Weighted average exercise price	Weighted average years until expiry	Number of options	Weighted average exercise price	Weighted average years until expiry
		#	C$	Years	#	C$	Years
May 7, 2021	May 7, 2026	12,450,000	0.47	0.85	12,450,000	0.47	0.85
August 1, 2024	August 1, 2029	1,850,000	0.40	4.09	-	-	-
June 26, 2025	June 26, 2030	3,450,000	1.10	4.99	1,150,000	1.10	4.99
Balance, June 30, 2025		17,750,000	0.59	1.99	13,600,000	0.52	1.20

During the three and six months ended June 30, 2025, the Company granted a total of 3,450,000 (2024 – 2,350,000) with a fair value of $2,282 (2024 - $553), of which $761 (2024 – ($131)) was recognized in operating expenses during the year.

23

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

14.	SHARE CAPITAL (continued)

The weighted average assumptions used in the Black-Scholes option pricing model were as follows:

Assumption	Based on	2025	2024
Risk-free rate (%)	Yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life	2.83%	3.02%
Expected life (years)	Expiry term of the options	5 years	5 years
Expected volatility (%)	Historical volatility of the Company’s share price	87.25%	87.08%
Dividend yield (%)	Annualized dividend rate as of the date of grant	nil	nil

The weighted average closing share price on the date of the option exercises for the six months ended June 30, 2025 was C$-nil per share (year ended December 31, 2024 - C$0.42).

d) Warrants

The following is a summary of the Company’s warrants for the six months ended June 30, 2025 and year ended December 31, 2024:

	Number of warrants	Weighted average exercise price
	#	C$
Balance, December 31, 2023	63,221,961	0.43
Expired	(63,221,961)	0.43
Balance, December 31, 2024 and June 30, 2025	-	-

Of the 63,221,961 warrants issued, the remaining 14,720,000 outstanding warrants with a value of $3,821 as at December 31, 2023 expired unexercised on October 24, 2024. When the warrants expired, the share-based compensation reserve corresponding to the warrants was transferred to contributed surplus. No additional warrants have been issued in the six months ended June 30, 2025.

e) Restricted Share Units (RSU)

RSUs are non-transferrable awards for service which upon vesting and settlement entitle the recipient to receive cash or common shares of equivalent value. The choice of settlement method is at the Company’s sole discretion and the RSUs have been accounted for assuming they will be settled through equity. Vesting conditions for RSUs are set by the Board of Directors.

The following is a summary of the Company’s RSUs for the six months ended June 30, 2025 and year ended December 31, 2024:

	Number of RSUs outstanding	Weighted average grant price
	#	C$
Balance, December 31, 2023	-	-
Granted	825,000	0.3450
Balance, December 31, 2024	825,000	0.3450
Granted	955,000	0.9800
Vested	(318,338)	0.9800
Balance, June 30, 2025	1,461,662	0.7303

24

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

14.	SHARE CAPITAL (continued)

As at June 30, 2025, the Company had the following RSUs outstanding:

Grant Date	Vesting Date	Number of RSUs outstanding	Weighted average grant price	Weighted average years until vesting
		#	C$	years
August 1, 2024	August 1, 2025	275,000	0.3450	0.09
August 1, 2024	April 1, 2026	275,000	0.3450	0.75
August 1, 2024	April 1, 2027	275,000	0.3450	1.75
June 26, 2025	June 26, 2026	318,332	0.9800	0.99
June 26, 2025	June 26, 2027	318,330	0.9800	1.99
Balance, June 30, 2025		1,461,662	0.6216	1.14

f) Deferred Share Units (DSU)

DSUs are non-transferrable awards that become payable upon termination of service of the participant. Vesting conditions for DSUs are set by the Board of Directors. Upon settlement, DSUs entitle the recipient to receive cash or common shares of an equivalent value. Timing of settlement after vesting occurs at the discretion of the participant and communicated to the Company by the participant in writing at least fifteen days prior to the designated day, or an earlier date as the participant and the Company pay agree. If no notice is given by the participant for a designated day, the DSUs shall be payable on the first anniversary of the date on which the participant’s termination of service, or any earlier period on which the DSUs vest, at the sole discretion of the participant.

The following is a summary of the Company’s DSUs for the six months ended June 30, 2025 and year ended December 31, 2024:

	Number of DSUs outstanding	Weighted average grant price
	#	C$
Balance, December 31, 2023	-	-
Granted	675,000	0.3450
Balance, December 31, 2024	675,000	0.3450
Balance, June 30, 2025	675,000	0.3450

As at June 30, 2025, the Company had the following DSUs outstanding:

Grant Date	Vesting Date	Number of DSUs outstanding	Weighted average grant price	Weighted average years until vesting
		#	C$	years
August 1, 2024	August 1, 2025	675,000	0.3450	0.09
Balance, June 30, 2025		675,000	0.3450	0.09

25

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

14.	SHARE CAPITAL (continued)

g) Performance Share Units (PSU)

PSUs are non-transferrable awards that will vest and become payable upon the attainment of performance criteria within a certain period, the criteria and the evaluation of performance in relation to the criteria is determined by the Board of Directors. PSUs are settled through cash or the issuance of common shares of equivalent value. The choice of settlement method is at the Company’s sole discretion. Each quarter, the expected number of PSUs that will vest is updated based upon the actual performance versus the criteria established and the instrument is revalued.

The following is a summary of the Company’s PSUs for the six months ended June 30, 2025 and year ended December 31, 2024:

	Number of PSUs outstanding	Weighted average grant price
	#	C$
Balance, December 31, 2023	-	-
Granted	1,250,000	0.3450
Cancelled	(250,000)	0.3450
Balance, December 31, 2024	1,000,000	0.3450
Granted	500,000	0.9800
Balance, June 30, 2025	1,500,000	0.5567

As at June 30, 2025, the Company had the following PSUs outstanding:

Grant Date	Vesting Date	Number of PSUs outstanding	Weighted average fair value	Weighted average years until vesting
		#	C$	years
August 1, 2024	August 1, 2025	1,000,000	0.8240	0.09
June 26, 2025	June 26, 2026	500,000	1.030	0.99
Balance, June 30, 2025		1,500,000	0.8927	0.39

On August 1, 2025 800,000 of the PSUs vested and 200,000 expired based upon actual performance versus the performance criteria established by the Board of Directors.

26

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

15.	COST OF SALES

Cost of sales excluding depletion, depreciation and amortization are costs that directly relate to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2025	2024 (Restated) (1)	2025	2024 (Restated) (1)
	$	$	$	$
Consumables and materials	2,940	4,471	5,780	8,652
Energy	590	1,135	1,334	2,164
Insurance	707	1,003	1,532	1,706
Mining and plant maintenance costs	20,615	23,897	40,392	44,979
Ore and concentrate purchase costs	9,704	8,409	15,654	16,903
Other costs	173	1,179	133	2,430
Production Costs	34,729	40,094	64,825	76,834
Transportation and other selling costs	5,494	6,057	10,720	11,862
Mining royalties expense	1,525	3,046	3,183	5,459
Finished goods inventory changes	820	(1,480)	1,718	2,526
Cost of sales	42,568	47,717	80,446	96,681

(1) Mine royalty expense relates to the mining royalty due to the Bolivian government as a result of mining operations at the Sinchi Wayra and Illapa businesses.

16.	GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company’s general and administrative expenses is as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Community relationship	210	404	438	654
Corporate administration	646	919	1,230	1,402
Professional fees	518	783	1,221	1,258
Salaries and benefits	1,749	3,073	3,509	5,507
Tax penalties and inflation charges	834	1,619	2,479	2,912
	3,957	6,798	8,877	11,733

17.	FINANCE COSTS

A summary of the Company’s finance costs (income) is as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024 (Restated)	2025	2024 (Restated)
	$	$	$
Accretion of consideration payable (note 10)	-	-	-	1,578
Accretion of decommissioning provisions (note 13)	394	480	775	961
Accretion of Trafigura facility loan	-	465	-	465
Accretion (income) of receivable from COMIBOL (note 6(a))	12	(730)	(440)	(1,461)
Financing charge on leases	162	58	296	83
Loss on change in fair value of consideration payable	1,034	8,032	2,979	8,032
Interest expense, carrying and finance charges	349	416	600	857
Interest (income)	(291)	(281)	(607)	(324)
Other finance expense (income)	(575)	(1,345)	(2,661)	(2,308)
	1,085	7,095	942	7,883

18.	INCOME TAX

a)	Income tax expense

A summary of the Company’s income tax expense is as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024 (Restated)	2025	2024 (Restated)
	$	$	$	$
Current tax expense	4,692	6,220	12,734	8,327
Deferred tax (recovery)	(3,628)	628	8,036	620
Income tax expense	1,064	6,848	20,770	8,947

A summary of the Company’s reconciliation of income taxes at statutory rates for the three and six months ended June 30, 2025 and 2024, is as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024 (Restated)	2025	2024 (Restated)
	$	$	$	$
Income before income taxes	22,041	8,387	51,198	139,511
Combined federal and provincial statutory income tax rates	27%	27%	27%	27%
Income tax expense at statutory rates	5,951	2,264	13,823	37,668

Permanent differences	5,943	(516)	(6,855)	(33,784)
Change due to differences in tax rates	4,435	2,183	15,169	2,485
Inflation adjustment	(33)	(229)	(50)	(357)
Change due to foreign translation	(15,779)	1,305	(3,063)	1,729
Deferred tax assets not recognized	1,585	51	1,324	(726)
Mexico mining royalty tax	48	1,768	235	748
Tax effect of investment in subsidiaries	(1,508)	22	(236)	790
Impact of change in accounting estimate	325	-	325	-
Others	97	-	98	394
Income tax expense	1,064	6,848	20,770	8,947

27

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

18.	INCOME TAX EXPENSE (continued)

b)	Deferred taxes

The significant components of the Company’s deferred tax assets are as follows:

	June 30, 2025	December 31, 2024
	$	$
Trade and other receivables	1,264	1,346
Other liabilities	7,017	5,431
Mineral properties, plant and equipment	939	2,048
Decommissioning and restoration provision	2,146	2,554
Non-capital losses	3,230	2,813
Capital losses	4,329	4,607
Inventories	556	858
Other assets	916	497
Mining tax	121	128
Other	73	164
Deferred tax assets	20,591	20,446

The significant components of the Company’s deferred tax liabilities are as follows:

	June 30, 2025	December 31, 2024
	$	$
Mineral properties, plant and equipment	(30,532)	(17,773)
Investment in subsidiaries	(5,593)	(5,954)
Inventories	-	(256)
Trade payables and accrued liabilities	(86)	(160)
COMIBOL initial investment period CAPEX receivable	(2,806)	(7,934)
Other	(1,060)	-
Deferred tax liabilities	(40,077)	(32,077)

The following table reconciles the deferred tax assets and liabilities to the Consolidated Statements of Financial Position:

	June 30, 2025	December 31, 2024
	$	$
Deferred tax assets	12,002	9,602
Deferred tax liabilities	(31,488)	(21,233)
	(19,486)	(11,631)

Deferred tax assets and liabilities that are probable to be utilized are offset if they relate to the same taxable entity and same taxation authority. Future potential tax deductions that do not offset deferred tax liabilities are considered to be deferred tax assets.

As at June 30, 2025, the Company had unrecognized capital losses of approximately $21,477 (December 31, 2024 - $16,355) that arose in Canada, the capital losses can be carried forward indefinitely.

As at June 30, 2025 the Company has unrecognized taxable temporary differences of $78,000 (December 31, 2024 - $109,706) for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company.

28

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

18.	INCOME TAX EXPENSE (continued)

c)	Bolivia uncertain income tax position relating to tax year 2017

As part of the Acquisition, the Company assumed potential pre-acquisition income tax liabilities for Bolivia’s 2017 tax year related to decommissioning and restoration provisions, depreciation of mineral properties, plant and equipment, undeclared income, and non-deductible expenses in the determination of the Bolivian current income tax. In the second quarter of 2023, the Company received notification from the Bolivian tax authorities on its decision to deny an appeal and confirmed the tax reassessment of 118,306 BOB ($8,273), which includes tax interest and penalties. The Company and the Bolivian tax authorities agreed on a financing arrangement (“financing arrangement”) by making an initial deposit of 40,479 BOB ($2,831) (which represents 35% of the total balance) in the second quarter of 2023, and monthly instalments for the remaining balance of 75,175 BOB ($5,257) over the next five years to June 2028.

The Company is challenging the Bolivian tax authorities’ decision and has filed legal proceedings with the Supreme Court of Justice and the Constitutional Court in Bolivia.

As the matter relates to income tax, and there is uncertainty over whether the relevant authorities will accept the current tax treatment under the Bolivian tax law, management believes that it meets the definition of an uncertain tax treatment and this in within the scope of IAS 12 – Income Taxes and IFRIC 23 – Uncertainty over Income Tax Treatments. In accordance with IFRIC 23, an entity shall consider whether it is probable (more likely than not) that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that a taxation authority will accept an uncertain tax treatment, the entity shall determine the taxable income or loss consistent with the tax treatment applied in its income tax filings.

Pursuant to the Sinchiwayra and Illapa acquisition agreements, Glencore has agreed to indemnify the Company for up to a maximum of $25,000, in aggregate, for all claims and liabilities arising from the acquisition. Such indemnification would, subject to such cap and certain conditions, extend to income tax liabilities. In the unlikely event that the Company exhausts all avenues and receives an unfavourable ruling, the Company is indemnified by the acquisition agreements and would not be liable for any income tax liability up to $25,000.

The Company obtained legal advice to assess the probability of a final favourable ruling from its legal proceedings and the acceptance of the current tax treatments of the various tax items. Based on the legal assessment, the Company believes it is probable that the current tax treatments will be accepted as it has a strong substantive defense. Accordingly, the Company believes there is no current tax liability and has not recognized an expense related to this matter as at June 30, 2025.

As at June 30, 2025, the Company has remitted tax instalments totaling $5,018 inclusive of interest and penalties to the Bolivian tax authorities based on the financing arrangement. The Company has recognized a liability of $3,963 to account for the obligation to make the remaining payments under the financing arrangement (Note 11). The Company needs to continue to make payments under the financing arrangement until there is final legal resolution to avoid adverse actions from the taxation authorities such as the seizing of bank accounts. However, as the Company believes the current tax owing related to this matter is $nil and the amounts paid will ultimately be refunded to the Company, the total payment made to date of $5,018 and the liability for the remaining outstanding payments of $3,963 under the financing arrangement have been recognized as “trade and other receivables” (Note 6).

On January 7, 2025 the Supreme Court of Justice ruled in favor of the Company by issuing sentence 188/2025 which nullified the previous rulings in favor of the tax authority and requires the Tax authority issue a new assessment that is legally compliant, at that point management will determine whether or not to accept the new assessment or could challenge it again. Management has exercised its right to appeal the decision and the appeal is in the process of being evaluated by the court system. The appeal does not affect management’s current legal assessment which believes that it is probable that the current tax treatments will be accepted. Accordingly, the Company believes there is no current tax liability and has not recognized an expense related to this matter as at June 30, 2026.

29

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

19.	CAPITAL MANAGEMENT

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus equity reserves plus deficit) with a shareholders’ equity of $162,977 as at June 30, 2025 (December 31, 2024 - $131,347).

The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company is not subject to any externally imposed capital requirements with the exception of compliance with covenants for the Trafigura Loan Facility, see note 11(c) for details.

There are outstanding Standby letters of credit

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

June 30, 2025	Amortized cost	FVTPL	FVTOCI	Total
	$	$		$
Financial assets
Cash and cash equivalents	39,997	-	-	39,997
Marketable securities	-	-	17,872	17,872
Trade and other receivables	12,819	17,164	-	29,983
	52,816	17,164	17,872	87,852
Financial liabilities
Trade payables and accrued liabilities	38,755	-	-	38,755
Consideration payable	21,185	9,077	-	30,262
Loans payable	24,692	-	-	24,692
Other liabilities	28,881	-	-	28,881
	113,513	9,077	-	122,590

December 31, 2024
Financial assets
Cash and cash equivalents	35,721	-	-	35,721
Trade and other receivables	24,462	17,402	-	41,864
	60,183	17,402	-	77,585
Financial liabilities
Trade payables and accrued liabilities	47,389	-	-	47,389
Consideration payable	34,625	10,158	-	44,783
Loans payable	19,569	-	-	19,569
Other liabilities	38,578	-	-	38,578
	140,161	10,158	-	150,319

30

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: Inputs for the asset or liability based on unobservable market data.

The carrying values of cash and cash equivalents, other receivables, and trade payables and accrued liabilities approximate their fair values because of their short-term nature.

Marketable securities consists of US treasury notes and US treasury bills which are held as part of the Company’s cash position and liquidity management strategy. The Marketable securities are measured at fair value using level 1 inputs, the unrealized gain/loss is recorded as other comprehensive income and once the securities are sold or mature the corresponding gain/loss is recorded as finance income/cost.

The securities are held with Steifel bank which uses a portion of the holdings as collateral for the Standby Letters of Credit that were issued to Banco BISA and Banco Credito de Bolivia (see note 11a)). Although the securities held can be readily converted to cash they are restricted to the extent that the amounts serve as collateral. The Standy Letter of credit issued to Banco BISA is for $10,000 and expires on May 26, 2026. The standby letter of credit issued to Banco Credito de Bolivia is for $5,830 and expires on March 26, 2026, and automatically renews each year. Since the standby letter of credit to Banco Credito de Bolivia will renew indefinitely, the amount held as collateral has been classified as non-current.

Trade receivables are measured at fair value using Level 2 inputs. The fair value of trade receivables is measured based on inputs other than quoted prices for the underlying commodity prices (silver, lead, zinc, copper) to which the receivable relates as the trade receivables are provisionally priced at the time of sale.

The fair value of the loans payable for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of future cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

	June 30, 2025			December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Assets
Marketable securities	17,872	-	-	-	-	-
Trade and other receivables	-	17,164	-	-	17,402	-
	17,872	17,164	-	-	17,402	-

Liabilities
Consideration payable	-	-	9,077	-	-	10,158
	-	-	9,077	-	-	10,158

The majority of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for silver, zinc and lead and the London Bullion Market Association P.M. fix for silver.

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2023.

31

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables.

The Company has concentrate contracts to sell the zinc, lead and copper concentrates produced by all of the Company’s mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At June 30, 2025, the Company had receivable balances associated with buyers of its concentrates of $17,164 (December 31, 2024 - $17,402), the Company’s concentrate is sold to well-known and well established international concentrate buyers.

The following financial assets represent the maximum credit risk to the Company:

	June 30, 2025	December 31, 2024
	$	$
Cash and cash equivalents	39,997	35,721
Marketable securities	17,872	-
Trade and other receivables	29,983	41,864
Prepaid expenses and deposits	8,352	5,656

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, trading counterparties and customers. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

32

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following tables summarize the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments on an undiscounted basis at June 30, 2025:

	<1 year	1 – 2 years	2 – 5 years	>5 years	Total
	$	$	$	$	$
Trade payables and accrued liabilities	34,565	4,190	-	-	38,755
Consideration payable – base purchase price (1)	-	2,500	40,000	20,000	62,500
Consideration payable – CVR & additional payments	309	1,443	6,166	4,965	12,883
Loans payable	22,518	2,174	-	-	24,692
Lease payments	2,160	207	-	-	2,367
	59,552	10,514	46,166	24,965	141,197

(1)	The Base Purchase Price has an acceleration option that enables the Company to repay less than the contractually committed amounts as presented in the table above, for further details see Note 10(a)(i).

Currency risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Bolivian boliviano, the Mexican peso and the Canadian dollar, would be as follows: a 1% change in the US dollar exchange rate relative to the Bolivian boliviano would change the Company’s net income by approximately $375, a 1% change in the US dollar exchange rate relative to the Mexican peso would change the Company’s net loss by approximately $24, and a 1% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by approximately ($26).

33

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company’s financial assets and liabilities as at June 30, 2025 are denominated in Canadian dollars, US dollars, Bolivian bolivianos and Mexican pesos and translated to US dollars as follows:

	CAD	BOB	USD	MXN	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	60	2,887	36,051	999	39,997
Marketable securities	-	-	17,872	-	17,872
Trade and other receivables	16	12,942	16,905	120	29,983
	76	15,829	70,828	1,119	87,852

Financial liabilities
Trade payables and accrued liabilities	869	21,476	3,644	12,766	38,755
Consideration payable	-	-	30,262	-	30,262
Loans payable	-	21,389	3,303	-	24,692
Other liabilities	-	8,681	6,087	14,113	28,881
	869	51,546	43,296	26,879	122,590
Net financial assets (liabilities)	(793)	(35,717)	27,532	(25,760)	(34,738)

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As at June 30, 2025, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its consideration payable, debt facilities and lease liabilities. Based on the Company’s interest rate exposure at June 30, 2025, a change of 1% increase or decrease of market interest rate would impact the Company’s income or loss by approximately $271.

Price risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, zinc, lead and copper. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.

34

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

21.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

The Company’s related parties include its subsidiaries, joint arrangements and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. All related party transactions for the three and six months ended June 30, 2025 and 2024, have been disclosed in these consolidated financial statements.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Remuneration of key management personnel

Key management includes directors of the Company, the CEO, the CFO, the Executive Chairman, and other members of key management. Compensation to key management personnel was as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Management and consulting fees	627	529	1,309	1,071
Share-based compensation	1,133	8	1,282	19
	1,760	537	2,591	1,090

Of the $627 in management and consulting fees incurred with related parties during the three and six months ended June 30, 2025, $61 and $117, respectively (2024 - $24 and $51, respectively) was related to directors’ fees and $566 and $1,192 (2024 - $505 and $1,020, respectively), was related to management fees.

22.	SEGMENT INFORMATION

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management team, collectively the chief operating decision maker (“CODM”), in assessing performance and in determining the allocation of resources. The Company primarily manages its business by looking at individual producing and developing resource projects as well as the aggregate of the exploration and evaluation properties and typically segregate these projects between production, development, and exploration.

a)	Operating segments

The following reportable operating segments have been identified: the Bolivar mine and processing plant, the Porco mine and processing plant, the Caballo Blanco Group which includes the Tres Amigos, Colquechaquita mines and the Don Diego processing plant, the San Lucas Group which includes the Reserva mine and San Lucas feed sourcing business, Zimapan mine and processing plant, and Corporate and Other activities. The corporate division earns income that is considered incidental to the Company’s activities and therefore does not meet the definition of an operating segment.

(1) In the following tables it should be noted that the CODM reviews Bolivar and Porco revenues, cost of sales information, capital expenditures, total assets and total liabilities on a 100% basis whereas this financial information is recorded at 45% in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss).

35

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

22.	SEGMENT INFORMATION (continued)

In the third quarter of 2024, the Company changed its business process and began feeding all of Reserva’s ore to the San Lucas feed sourcing business instead of combining it with the other mines in the Caballo Blanco Group. The change in business process has changed the manner in which information is reviewed by the CODM and the operating segments have been updated to present the Reserva mine as part of the San Lucas Group.

Management has prepared the segmented information showing the assets, liabilities and capital expenditures of Reserva under the old basis within the Caballo Blanco Group and under the new basis within the San Lucas Group. Management was unable to present the operating results of Revenues, Mine Operating Costs and Gross profit because the necessary information is not available and the cost to develop it would be excessive. Refer to the tables below to see the information of assets, liabilities and capital expenditures prepared using the old basis and the new basis.

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Three months ended June 30, 2025	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Revenues	18,338	8,095	19,413	22,072	20,577	-	(14,355)	(845)	73,295
Mine operating costs
Cost of sales	(7,783)	(4,745)	(5,855)	(14,590)	(17,358)	-	6,918	845	(42,568)
Depletion and amortization	(3,437)	(742)	(1,908)	(528)	(1,741)	-	2,917	-	(5,439)
	(11,220)	(5,487)	(7,763)	(15,118)	(19,099)	-	9,835	845	(48,007)
Gross profit	7,118	2,608	11,650	6,954	1,478	-	(4,520)	-	25,288

Three months ended June 30, 2024 (Restated)	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Revenues	21,453	10,323	18,709	17,252	20,949	-	(17,062)	(1,139)	70,485
Mine operating costs
Cost of sales	(12,413)	(7,988)	(11,889)	(13,867)	(13,720)	-	11,021	1,139	(47,717)
Depletion and amortization	(4,066)	475	(2,755)	(17)	(2,796)	-	2,247	-	(6,912)
	(16,479)	(7,513)	(14,644)	(13,884)	(16,516)	-	13,268	1,139	(54,629)
Gross profit	4,974	2,810	4,065	3,368	4,433	-	(3,794)	-	15,856

Six months ended June 30, 2025	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Revenues	39,764	18,522	35,136	39,895	43,783	-	(31,682)	(1,809)	143,609
Mine operating costs
Cost of sales	(16,030)	(10,146)	(11,515)	(24,638)	(34,165)	-	14,239	1,809	(80,446)
Depletion and amortization	(5,760)	(2,083)	(3,865)	(1,000)	(2,858)	-	5,550	-	(10,016)
	(21,790)	(12,229)	(15,380)	(25,638)	(37,023)	-	19,789	1,809	(90,462)
Gross profit	17,974	6,293	19,756	14,257	6,760	-	(11,893)	-	53,147

Six months ended June 30, 2024 (Restated)	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Revenues	41,232	18,571	29,438	32,572	35,467	-	(32,140)	(2,066)	123,074
Mine operating costs
Cost of sales	(26,590)	(15,981)	(25,403)	(28,431)	(25,557)	-	23,215	2,066	(96,681)
Depletion and amortization	(6,690)	(864)	(2,809)	(22)	(4,430)	-	4,677	-	(10,138)
	(33,280)	(16,845)	(28,212)	(28,453)	(29,987)	-	27,892	2,066	(106,819)
Gross profit	7,952	1,726	1,226	4,119	5,480	-	(4,248)	-	16,255

As at June 30, 2025	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Capital expenditures	2,602	558	1,379	844	8,296	-	(1,595)	-	12,084
Total assets	110,005	73,689	111,861	59,552	71,950	15,296	(72,369)	-	369,984
Total liabilities	(37,817)	(27,346)	(82,152)	(1,432)	(49,713)	(30,426)	21,879	-	(207,007)

As at December 31, 2024	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
		$7$	$	$	$	$	$	$	$
Capital expenditures	7,309	3,756	6,588	2,683	9,642	-	(7,359)	-	22,619
Total assets	119,275	72,971	92,386	89,962	59,878	16,582	(77,029)	-	374,025
Total liabilities	(47,244)	(31,169)	(7,985)	(96,666)	(40,292)	(45,039)	25,717	-	(242,678)

36

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

22.	SEGMENT INFORMATION (continued)

b)	Segment revenue by operating segment, product and major customers

Three months ended June 30, 2025	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Silver	11,530	2,724	10,816	8,277	11,562	-	-	-	44,909
Zinc	7,435	5,609	7,703	15,778	9,532	-	-	-	46,057
Lead	369	302	1,130	956	2,432	-	-	-	5,189
Copper	-	-	-	-	2,119	-	-	-	2,119
Illapa joint operation (55%)	-	-	-	-	-	-	(14,355)	-	(14,355)
Intercompany transactions	109	224	512	-	-	-	-	(845)	-
Provisional pricing adjustments	76	18	373	(977)	(887)	-	-	-	(1,397)
Smelting and refining costs	(1,181)	(782)	(1,121)	(1,962)	(4,181)	-	-	-	(9,227)
Sales to external customers	18,338	8,095	19,413	22,072	20,577	-	(14,355)	(845)	73,295

Three months ended June 30, 2024 (Restated)	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Silver	10,451	3,072	6,504	4,870	9,929	-	-	-	34,826
Zinc	11,042	6,921	11,603	14,240	8,043	-	-	-	51,849
Lead	792	358	1,202	508	3,563	-	-	-	6,423
Copper	-	-	-	-	2,403	-	-	-	2,403
Illapa joint operation (55%)	-	-	-	-	-	-	(17,062)	-	(17,062)
Intercompany transactions	368	389	382	-	-	-	-	(1,139)	-
Provisional pricing adjustments	1,865	1,373	2,071	32	2,590	-	-	-	7,931
Smelting and refining costs	(3,065)	(1,790)	(3,053)	(2,398)	(5,579)	-	-	-	(15,885)
Sales to external customers	21,453	10,323	18,709	17,252	20,949	-	(17,062)	(1,139)	70,485

Six months ended June 30, 2025	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Silver	23,606	7,420	17,401	14,889	23,082	-	-	-	86,398
Zinc	17,951	11,500	17,016	26,793	19,813	-	-	-	93,073
Lead	859	820	1,823	1,821	4,787	-	-	-	10,110
Copper	-	-	-	-	4,347	-	-	-	4,347
Illapa joint operation 55% interest	-	-	-	-	-	-	(31,682)	-	(31,682)
Intercompany transactions	216	465	1,128	-	-	-	-	(1,809)	-
Provisional pricing adjustments	245	105	383	(1,077)	728	-	-	-	384
Smelting and refining costs	(3,113)	(1,788)	(2,615)	(2,531)	(8,974)	-	-	-	(19,021)
Sales to external customers	39,764	18,522	35,136	39,895	43,783	-	(31,682)	(1,809)	143,609

Six months ended June 30, 2024 (Restated)	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Silver	21,534	5,786	9,809	10,106	18,196	-	-	-	65,431
Zinc	22,858	13,681	20,995	25,711	14,024	-	-	-	97,269
Lead	1,696	635	1,808	1,266	7,444	-	-	-	12,849
Copper	-	-	-	-	4,373	-	-	-	4,373
Illapa joint operation 55% interest	-	-	-	-	-	-	(32,140)	-	(32,140)
Intercompany transactions	574	795	697	-	-	-	-	(2,066)	-
Provisional pricing adjustments	1,602	1,426	1,917	(47)	2,835	-	-	-	7,733
Smelting and refining costs	(7,032)	(3,752)	(5,788)	(4,464)	(11,405)	-	-	-	(32,441)
Sales to external customers	41,232	18,571	29,438	32,572	35,467	-	(32,140)	(2,066)	123,074

During the three and six months ended June 30, 2025, the Company had two customers (2024 – two customers). One customer accounted for 72% and 70% of the total sales revenue for the three and six months ended June 30, 2025 (2024 – 70% and 71%, respectively). The other customer accounted for the remaining 28% and 30% of the total sales revenue for the three and six months ended June 30, 2025 respectively (2024 – 30% and 29%, respectively).

37

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

23.	EARNINGS PER SHARE

Earnings per share for the Company was calculated based on the following:

	Three months ended June 30,		Six months ended June 30,
	2025	2024 (Restated)	2025	2024 (Restated)
	$	$	$	$
Net income for the period	20,977	1,449	30,428	134,108
Weighted average number of shares outstanding	355,869,531	352,429,081	355,862,573	351,710,109
Earnings per share – basic	0.06	0.00	0.09	0.38

	Three months ended June 30,		Six months ended June 30,
	2025	2024 (Restated)	2025	2024 (Restated)
	$	$	$	$
Net income for the period	20,977	1,449	30,428	134,108
Weighted average number of shares outstanding	355,869,531	352,429,081	355,862,573	351,710,109
Incremental shares from options, RSUs, DSUs and PSUs	17,639,662	643,034	17,936,662	643,034
Earnings per share – diluted	0.06	0.00	0.08	0.38

Earnings per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding share options, RSUs, DSUs and PSUs in the weighted average number of common shares outstanding during the period, if dilutive.

The following securities could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because they were anti-dilutive:

	2025	2024

Stock options	3,450,000	14,300,000
	3,450,000	14,300,000

24.	SUPPLEMENTAL CASH FLOW INFORMATION

A summary of the Company’s non-cash finance costs is as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024 (Restated)	2025	2024 (Restated)
	$	$	$	$
Accretion of consideration payable (note 10)	-	-	-	1,578
Accretion of decommissioning provision (note 13)	394	480	775	961
Accretion of Trafigura Loan Facility	-	465	-	465
Accretion of COMIBOL initial investment CAPEX receivable (note 6(a))	12	(731)	(440)	(1,462)
Finance charges on leases	162	58	296	83
(Gain) loss on change in fair value of consideration payable (note 10)	1,034	8,032	2,979	8,032
Interest expense, carrying and finance charges (note 11)	348	318	600	649
Other expense income	-	(248)	-	(433)
	1,950	8,374	4,210	9,873

38